Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	August 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461)

Ladies and Gentlemen:

At the request of Ms. Sheila Stout of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the U.S. Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s responses to oral comments received from Ms. Stout on July 8, 2013 in connection with the review of the Trust’s Annual Report, filed electronically on Form N-CSR on November 8, 2012 (the “Annual Report”).  Set forth below is a summary of Ms. Stout’s oral comments and the Trust’s responses thereto.

1.         Comment: A table in the letter to shareholders (the “Shareholder Letter”) at the beginning of the Annual Report reflects that the Informed Investor Fund had at different times during the fund’s fiscal year holdings in “Information Technology” in excess of 25.00%. Likewise, a table within the Supplemental Portfolio Information section of the Annual Report shows that approximately 26.64% of the Quality Value Fund’s holdings were categorized under the heading “Technology” as of August 31, 2012. Please confirm whether this categorization reflects the category or categories the Fund uses to classify an industry or group of industries in which it invests, and if so, confirm that holdings that exceed 25.00% do not reflect concentration in an industry or group of industries for purposes of the Fund’s concentration policies.

Response: The categories set forth in the Shareholder Letter are provided in response to Item 27(d)(2) of Form N-1A, which requires a “graphical representation” of the Fund’s holdings in “one or more tables, charts or graphs” depicting the Fund’s holdings in “reasonably identifiable categories.”  Consistent with the instructions of Item 27(d)(2), the Shareholder Letter has for several years provided a graphical representation in the table using the headings “Information Technology” or “Technology” as a “reasonably identifiable category” for a portion of the Fund’s assets.  However, this categorization was not intended to, and does not, reflect a determination by a fund that “Technology” is an “industry” or “group of industries” for purposes of determining a fund’s concentration policy or related disclosures under Items 4, 9 or 16 of Form N-1A, each of which requires disclosure related to policies of concentrating investments in “a particular industry or group of industries.”  Rather, the headings “Information Technology”

U.S. Securities and Exchange Commission
August 7, 2013

and/or “Technology” generally cover a number of different industries and groups of industries in which a fund invests.  For example, the North American Industry Classification System (used by many registered investment companies to identify “industries” for purposes of their industry concentration policies) does not have a separate category for “Technology”; rather, a large number of different technology industries fall within the general heading “Manufacturing” (e.g., “Semiconductor and Other Electronic Component Manufacturing,” “Communications Equipment Manufacturing,” etc.) as well as “Professional, Scientific, and Technical Services,” and other categories. Therefore, while the Informed Investor Fund’s percentage holdings stated under the “Information Technology” categorization slightly exceeded 25% during the Fund’s fiscal year, and while the Quality Growth Fund’s percentage holdings stated under the “Technology” categorization slightly exceeded 25% at the time of the Annual Report, neither Fund believes that this level of holdings reflects an actual sector or industry concentration, and that each Fund is in compliance with the Trust’s fundamental limitation against concentration.

Nevertheless, the Trust recognizes the importance of clarity and the use of narrow headings within the Annual Report to avoid confusion over the industries and groups of industries in which a fund invests.  Therefore, in future filings the funds will represent its holdings in tables in the Shareholder Letter and in the Annual Report within more narrowly defined categories, such as, for example, a category for each of technology manufacturing and technology services or, if deemed appropriate by management and the Board of Trustees, specific sub-categories or industries within these categories.

2.         Comment: Please add a line item showing the market value of the payable on loaned securities within the Statement of Assets and Liabilities (rather than in the footnotes to the financial statements) for each fund that has loaned portfolio securities.

Response: The market value of the payable on loaned securities will be displayed parenthetically on the Statement of Assets and Liabilities prospectively.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
August 7, 2013

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman
On behalf of the Monteagle Funds

cc:	Ms. Sheila Stout
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Paul Ordonio
Monteagle Funds
2506 Winford Avenue
Nashville, TN 37211